Exhibit 99.1
COSTAMARE INC.
MARSHALL ISLANDS
August 12, 2026
Dear Stockholder:
On behalf of the Board of Directors, you are cordially invited to attend the 2026 Annual Meeting of Stockholders of Costamare Inc. The meeting will be held virtually at:
Website: www.virtualshareholdermeeting.com/CMRE2026
Date: Tuesday, October 6, 2026
Time: 12:00 p.m. CET
The Notice of the 2026 Annual Meeting of Stockholders and Proxy Statement describe the items to be considered by the stockholders at such meeting and contain certain information about us and our executive officers and directors. The principal business to be transacted at the 2026 Annual Meeting of Stockholders will be:
1.	To elect one Class I Director, who will hold office until the annual meeting of stockholders in 2029 and until his successor has been duly elected and qualified;
2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as our independent auditors; and
3.	To transact such other business as may properly come before the 2026 Annual Meeting of Stockholders and any adjournments or postponements thereof.
The Board of Directors unanimously recommends that stockholders vote for the election of the nominated director and for the ratification of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as our independent auditors.
We understand that many of our stockholders may be unable to attend the meeting virtually. Proxies are solicited so that each stockholder has an opportunity to vote on all matters that are scheduled to come before the meeting. Please sign and return the enclosed proxy card as soon as possible in the envelope provided so that your shares can be voted at the meeting in accordance with your instructions. Even if you plan to attend the meeting, we urge you to sign and promptly return the enclosed proxy card. You can revoke the proxy at any time prior to the meeting or vote your shares personally if you attend the meeting. We look forward to seeing you.

Sincerely,

Konstantinos Konstantakopoulos Chairman and Chief Executive Officer

COSTAMARE INC.
MARSHALL ISLANDS

NOTICE OF 2026 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON TUESDAY, OCTOBER 6, 2026

NOTICE IS HEREBY GIVEN that the 2026 Annual Meeting of Stockholders of Costamare Inc., a Marshall Islands corporation (the “Company”), will be held at 12:00 p.m. CET, on Tuesday, October 6, 2026. This year’s Annual Meeting will be a completely virtual meeting of stockholders. You will be able to attend the Annual Meeting, vote and submit your questions during the Annual Meeting via live webcast by visiting www.virtualshareholdermeeting.com/CMRE2026. Prior to the Annual Meeting, you will be able to vote at www.proxyvote.com for the purposes of voting upon and considering the following:
1.	To elect one Class I Director, who will hold office until the annual meeting of stockholders in 2029 and until his successor has been duly elected and qualified;
2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as our independent auditors; and
3.	To transact such other business as may properly come before the 2026 Annual Meeting of Stockholders and any adjournments or postponements thereof.
Only holders of record of our common stock, par value $0.0001 per share, and the holder of our Series F Preferred Stock, par value $0.0001 per share, at the close of business on Tuesday, August 11, 2026 will be entitled to receive notice of, and to vote at, the 2026 Annual Meeting of Stockholders and at any adjournments or postponements thereof.
You are cordially invited to attend the 2026 Annual Meeting of Stockholders. Whether or not you expect to attend the 2026 Annual Meeting of Stockholders virtually, please fill out, sign, date and return at your earliest convenience, in the envelope provided, the enclosed proxy card, which is being solicited on behalf of our Board of Directors. The proxy card shows the form in which your shares of common stock are registered. Your signature must be in the same form. The return of the proxy card does not affect your right to vote virtually, should you decide to attend the 2026 Annual Meeting of Stockholders. We look forward to seeing you.
For further information regarding the Company, please see our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 4, 2026. The Annual Report can be accessed on the Company’s website, http://www.costamare.com, in the “Investors” section under “Annual Reports”.

August 12, 2026	By Order of the Board of Directors

Anastassios Gabrielides
General Counsel and Secretary
Monaco

This notice of the 2026 Annual Meeting of Stockholders and proxy statement and form of proxy are being distributed on or about August 12, 2026.

COSTAMARE INC.
MARSHALL ISLANDS

PROXY STATEMENT FOR
2026 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON TUESDAY, OCTOBER 6, 2026
INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL
The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Costamare Inc., a Marshall Islands corporation (the “Company”), for use at the 2026 Annual Meeting of Stockholders to be held virtually at 12:00 p.m. CET, on Tuesday, October 6, 2026 at www.virtualshareholdermeeting.com/CMRE2026, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of the Meeting. This Proxy Statement, the accompanying proxy card and the Company’s 2025 annual report are expected to be mailed on or about August 12, 2026 to the stockholders of the Company entitled to vote at the Meeting.
VOTING RIGHTS AND OUTSTANDING SHARES
On August 5, 2026, the Company had outstanding 120,892,607 shares of common stock, par value $0.0001 per share (the “Common Stock”). Each stockholder of record of Common Stock at the close of business on August 11, 2026 is entitled to one vote for each share of Common Stock then held. The Common Stock represented by any proxy in the enclosed form, or any other form meeting the requirements of Marshall Islands law, will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting. Any signed proxies returned without instructions will be voted FOR the proposals set forth on the Notice of 2026 Annual Meeting of Stockholders. As of August 5, 2026, Konstantinos Konstantakopoulos, Christos Konstantakopoulos and Achillefs Konstantakopoulos and their immediate family beneficially owned 35,012,428 shares, 17,801,588 shares and 22,214,617 shares, respectively, or approximately 29.0%, 14.7% and 18.4%, respectively, of our outstanding Common Stock. In the aggregate, as of August 5, 2026, they own 75,028,633 shares, or approximately 62.1% of our outstanding Common Stock.
The Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “CMRE”.
On August 11, 2026, the Company also had outstanding 1,970,649 shares of 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), 3,973,135 shares of 8.50% Series C Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), 3,986,542 shares of 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock” and, together with the Series B Preferred Stock and the Series C Preferred Stock, the “Listed Preferred Stock”) and 1,200 shares of Series F Preferred Stock (the “Series F Preferred Stock”). On July 15, 2024, the Company completed the redemption of all of the Company’s outstanding shares of its 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock”). Each share of Series F Preferred Stock entitles the holder thereof to 50,000 votes per share on all matters submitted to a vote of the stockholders at the Meeting. The holder of Series F Preferred Stock shall vote together as one class with the holders of the Common Stock on all matters put before the stockholders at the Meeting. The Chairman and CEO of the Company, Konstantinos Konstantakopoulos, is the owner of 1,200 shares of Series F Preferred Stock, being all of the outstanding Series F Preferred Stock, and is therefore able to exercise voting rights with respect to approximately 52.5% of the voting power of the Company’s capital stock. For additional information regarding the Series F Preferred Stock, please refer to the Company’s 2025 Annual Report on Form 20-F.
The Company’s Common Stock and the Series F Preferred Stock are the only classes of its stock carrying full voting rights. A majority of the stock issued and outstanding and entitled to vote at the Meeting, the holders of which are present virtually or represented by proxy, shall constitute a quorum for the transaction of business at the Meeting.
Holders of the Listed Preferred Stock generally have no voting rights except (1) in respect of amendments to the Company’s Second Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) which would adversely alter the preferences, powers or rights of the Listed Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Listed Preferred Stock are in arrears or any senior stock. However, if and whenever dividends payable on the Listed Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of Listed Preferred Stock (for this purpose the Series B, Series C and Series D Preferred Stock will vote together as a single class with all other classes or series of parity stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our Board, and the size of our Board will be increased as needed to accommodate such change (unless the size of our Board already has been increased by reason of the election of a director by holders of parity stock upon which like voting rights have been conferred and with which the Listed Preferred Stock voted as a class for the election of such director). The right of such holders of Listed Preferred Stock to elect a member of our Board will continue until such time as all accumulated and unpaid dividends on the Listed Preferred Stock have been paid in full. Holders of the Listed Preferred Stock are not entitled to vote on the proposals set forth in this Proxy Statement.
The Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock are listed on the NYSE under the symbols “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

REVOCABILITY OF PROXIES
A stockholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s offices at 7 rue du Gabian, MC 98000 Monaco, a duly executed proxy bearing a later date, by filing with the Company, at the above address, a written notice of revocation or by attending the Meeting and voting virtually.

PROPOSAL ONE
ELECTION OF CLASS I DIRECTOR
The Company currently has five directors divided into three classes. As provided in the Company’s Articles of Incorporation, each director is elected to serve for a three-year term until the annual meeting for the year in which his or her term expires and until his or her successor has been duly elected and qualified. The Board has nominated Konstantinos Zacharatos for re-election as a Class I Director for a term expiring at the 2029 annual meeting and until his successor has been duly elected and qualified.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy card intend to vote uninstructed shares authorized thereby FOR the election of the following nominee. It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the enclosed proxy card will vote for the election of such substitute nominee as the current Board may recommend.
The Class I Director nominee shall be elected by a plurality of the votes cast at the Meeting.
NOMINEE FOR ELECTION
The Board has nominated the following individual to serve as a Class I Director for a three-year term expiring at the 2029 annual meeting and until his successor has been duly elected and qualified.

Name	Age	Positions	Class	Term Expires	Director Since
Konstantinos Zacharatos	54	Director	I	2029	2008

Additional Information Concerning the Nominee for Election
Konstantinos Zacharatos
Class I Director
Konstantinos Zacharatos is a member of our board of directors. Mr. Zacharatos served as our General Counsel and Secretary until April 2013. Mr. Zacharatos has also served as the Vice Chairman of Shanghai Costamare since its incorporation in 2005. Mr. Zacharatos joined Costamare Shipping Company S.A. (“Costamare Shipping”) in 2000, became a member of the board of directors of Costamare Shipping in June 2010 and has also been responsible for the legal affairs of Costamare Shipping, Costamare Services Ltd. (“Costamare Services”), CIEL and C-Man Maritime. Mr. Zacharatos has previously been the legal adviser of Costaterra S.A., a Greek property company. Mr. Zacharatos holds an LL.M. and an LL.B. from the London School of Economics and Political Science.

DIRECTORS CONTINUING IN OFFICE

Name	Age	Positions	Class	Term Expires	Director Since
Gregory Zikos	57	Chief Financial Officer and Director	II	2027	2010
Vagn Lehd Møller (1)(2)	80	Director	II	2027	2010
Konstantinos Konstantakopoulos(1)	57	Chief Executive Officer, Chairman of the Board and Director	III	2028	2008
Charlotte Stratos(1)(2)	71	Director	III	2028	2010

(1)	Member of corporate governance, nominating and compensation committee.
(2)	Member of audit committee.
The following directors will continue in office:
Class II Directors—Term to Expire in 2027
Gregory Zikos
Class II Director
Gregory Zikos is our Chief Financial Officer and a member of our board of directors. Mr. Zikos also serves as the chief executive officer and a member of the board of directors of Costamare Bulkers Holdings Limited. Prior to joining us in 2007, Mr. Zikos was employed at DryShips, Inc., a public shipping company, as the Chief Financial Officer from 2006 to 2007. From 2004 to 2006, Mr. Zikos was employed with J&P Avax S.A., a real estate investment and construction company, where he was responsible for project and structured finance debt transactions. From 2000 to 2004, Mr. Zikos was employed at Citigroup (London), global corporate and investment banking group, where he was involved in numerous European leveraged and acquisition debt financing transactions. Mr. Zikos practiced law from 1994 to 1998, during which time he advised financial institutions and shipping companies in debt and acquisition transactions. Mr. Zikos holds an M.B.A. in finance from Cornell University, an LL.M. from the University of London King’s College, and a bachelor of laws, with merits, from the University of Athens.
Vagn Lehd Møller
Class II Director
Vagn Lehd Møller is a member of our board of directors. From 1963 to 2007, Mr. Møller worked with A.P. Møller-Maersk A/S where he eventually served as Executive Vice President and Chief Operations Officer of the world’s largest liner company, Maersk Line. Mr. Møller was instrumental in the purchase and integration of Sea-land Services by A.P. Møller-Maersk A/S in 2000 and of P&O Nedlloyd in 2005. Mr. Møller served as a member of the board of directors (2011-2015) and chairman (2012-2015) of Scan Global Logistics A/S, a Danish based internal logistics company. He served as member of the board of directors and chairman of ZITON A/S (2012-2021) and Jack-up InvestCo 2 A/S (2012-2021) and as a member of the board of directors of Jack-up InvestCo 3 Plc. (2012-2021), all being companies investing in jack-up vessels chartered to off-shore windmill companies. Mr. Møller has also served as chairman of the board of Navadan A/S (2011-2023), a Danish company supplying tank cleaning systems, and as chairman of the board of The Survey Association A/S (2015-2024), a Danish based marine surveyor company.
Class III Directors—Term to Expire in 2028
Konstantinos Konstantakopoulos
Class III Director
Konstantinos Konstantakopoulos is our Chief Executive Officer and Chairman of our board of directors. Mr. Konstantakopoulos also serves as President, Chief Executive Officer and a director of Costamare Shipping, our manager, which he wholly owns. He also controls, together with a member of his family, Costamare Services, a service provider to our vessel-owning subsidiaries. Mr. Konstantakopoulos owns 50% of Blue Net and Blue Net Asia which provide chartering brokerage services to our as well as to third-party vessels. Mr. Konstantakopoulos has served on the board of directors of the Union of Greek Shipowners since 2006. Mr. Konstantakopoulos studied engineering at Université Paul Sabatier in France.

Charlotte Stratos
Class III Director
Charlotte Stratos is a member of our board of directors. From 2008 to 2020, Ms. Stratos served as a Senior Advisor to Morgan Stanley’s Investment Banking Division-Global Transportation team. From 1987 to 2007, she served as Managing Director and Head of Global Greek Shipping for Calyon Corporate and Investment Bank of the Credit Agricole Group. From 1976 to 1987, Ms. Stratos served in various positions with Bankers Trust Company, as Vice President to the Shipping Department involved exclusively with ship finance to Greek shipping companies, based in New York, London and Piraeus. From 2007 to 2016, she was an independent director of Hellenic Carriers Ltd., a shipping company listed on London’s AIM. From 2006 to 2008, she served at the board of Emporiki Bank. Ms. Stratos is currently an independent director of Okeanis Eco Tankers Corp., a tanker company listed on the NYSE and on the Oslo Stock Exchange.
Independence
The Board has determined that Ms. Stratos and Mr. Møller are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC.
Compensation of Directors
Our independent, non-executive directors receive annual fees in the amount of $80,000, plus reimbursement for their out-of-pocket expenses. Our non-independent directors (including our officers who serve as our directors) do not receive any compensation for their service as directors. We do not have any service contracts with our non-executive directors that provide for benefits upon termination of their services.
Compensation of Senior Management
We do not pay any compensation to our officers for their services as officers or directors. Our officers are employed and are compensated for their services by Costamare Shipping and/or Costamare Services.
Board Practices
We have five members on our Board. The Board may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire Board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the Board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the Board.
We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. As permitted by these exemptions, as well as by our First Amended and Restated Bylaws (the “Bylaws”) and the laws of the Marshall Islands, we currently have a Board with a majority of non-independent directors and a combined corporate governance, nominating and compensation committee with one non-independent director serving as a committee member. As a result, non-independent directors, including members of our management who also serve on our Board, may, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. In addition, we currently have an audit committee composed solely of two independent committee members, whereas a domestic public company would be required to have three such independent members. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Committees of the Board
Audit committee
Our audit committee consists of Vagn Lehd Møller and Charlotte Stratos. Ms. Stratos is the chairperson of the committee. The audit committee is responsible for:
•	the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditors;
•
assisting the Board in monitoring the integrity of our financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements;

•
annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•	discussing the annual audited financial and quarterly statements with management and the independent auditors;
•	discussing earnings press releases, as well as financial information and earnings guidance, provided to analysts and rating agencies;
•	discussing policies with respect to risk assessment and risk management;
•	meeting separately, and periodically, with management, internal auditors and the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s responses;
•	setting clear hiring policies for employees or former employees of the independent auditors;
•	annually reviewing the adequacy of the audit committee’s written charter, the scope of the annual internal audit plan and the results of internal audits;
•	establishing procedures for the consideration of all related-party transactions, including matters involving potential conflicts of interest or potential usurpations of corporate opportunities;
•	reporting regularly to the full Board; and
•	handling such other matters that are specifically delegated to the audit committee by the Board from time to time.
Corporate governance, nominating and compensation committee
Our corporate governance, nominating and compensation committee consists of Konstantinos Konstantakopoulos, Vagn Lehd Møller and Charlotte Stratos. Mr. Konstantakopoulos is the chairman of the committee. The corporate governance, nominating and compensation committee is responsible for:
•
nominating candidates, consistent with criteria approved by the full Board, for the approval of the full Board to fill Board vacancies as and when they arise, as well as putting in place plans for succession, in particular, of the chairman of the Board and executive officers;

•	selecting, or recommending that the full Board select, the director nominees for the next annual meeting of stockholders;
•	developing and recommending to the full Board corporate governance guidelines applicable to the Company and keeping such guidelines under review;
•	overseeing the evaluation of the Board and management; and
•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the Board from time to time.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, UNINSTRUCTED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
Upon the recommendation of the audit committee, the Board is submitting for ratification at the Meeting the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2026.
Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the audit committee that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.
All services rendered by the independent auditors are subject to approval by the Company’s audit committee.
Approval of Proposal Two requires the majority of the votes cast at the Meeting.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026. UNLESS REVOKED AS PROVIDED ABOVE, UNINSTRUCTED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL.

Stockholder Proposals for Annual Meeting
Our Bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to our Secretary. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting of stockholders. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before, or to make nominations for directors at, an annual meeting of stockholders. Individuals proposed as candidates for election as director by stockholders in accordance with these procedures will receive the same consideration, which was given to individuals identified through other means to the corporate governance, nominating and compensation committee.
Stockholders who wish to send communications on any topic to the Board may do so by writing to our General Counsel and Secretary, Mr. Anastassios Gabrielides, at Costamare Inc., 7 rue du Gabian, MC 98000 Monaco.
SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but stockholders may be solicited by telephone, e-mail or personal contact.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of Anastassios Gabrielides and Gregory Zikos, the persons named as proxy holders in the proxy.

By Order of the Board of Directors

Anastassios Gabrielides General Counsel and Secretary

August 12, 2026
Monaco